UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026.

Commission File Number 001-40626

VTEX

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Harbour Place, 103 South Church Street

Grand Cayman, KY1-1002

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Reports Second Quarter 2026 Financial Results

Subscription revenue grew 11.4% (+1.3% FXN), with GMV up 17.8% (+7.0% FXN)

Non-GAAP income from operations increased 62.4% to US$13.8 million, reaching a 21.4% margin

Free cash flow increased 79.1% to US$12.7 million, reaching a 19.8% margin

NEW YORK, August 6, 2026 – VTEX (NYSE: VTEX), the backbone for connected commerce, today announced results for the second quarter of 2026 ended June 30, 2026. VTEX results have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) as well as the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding financial reporting.

Geraldo Thomaz Jr., founder and co-CEO of VTEX, commented, “We are now far enough into our AI-native transformation to see the scale of the opportunity ahead. We are still in the early stages of this journey, and the full impact is not yet reflected in our overall growth. But we are increasingly confident in the direction we are taking: our growth drivers — Global Expansion, B2B, Ads, and AI — grew 20% on an FX-neutral basis this quarter. Our financial discipline gives us the flexibility to invest for the long term while expanding profitability and delivering strong cash generation.” Mariano Gomide de Faria, founder and co-CEO of VTEX, added, “We continue to see encouraging progress beneath the headline numbers. Across the US and Europe, we are improving the quality of our pipeline, winning larger enterprise opportunities, and strengthening our position with global customers. While macro conditions continue to influence near-term growth, we are building a broader, more diversified product suite that we believe will drive sustainable growth over the long term.”

Second Quarter 2026 Financial Highlights

•
GMV reached US$5.7 billion in the second quarter of 2026, representing a YoY increase of 17.8% in USD and 7.0% on an FX neutral basis.
•
Total revenue increased to US$64.4 million in the second quarter of 2026 from US$58.8 million in the second quarter of 2025, representing a YoY increase of 9.5% in USD and a decrease of 0.4% on an FX neutral basis.
•
Subscription revenue represented 99.1% of total revenues, reaching US$63.8 million in the second quarter of 2026, from US$57.2 million in the second quarter of 2025. This represents a YoY increase of 11.4% in USD and 1.3% on an FX neutral basis.
•
Non-GAAP subscription gross profit was US$52.2 million in the second quarter of 2026, compared to US$45.7 million in the second quarter of 2025, representing a YoY increase of 14.1% in USD and 2.0% on an FX neutral basis.
o
Non-GAAP subscription gross margin was 81.8% in the second quarter of 2026, compared to 79.9% in the same quarter of 2025.
•
Non-GAAP income from operations was US$13.8 million during the second quarter of 2026, compared to US$8.5 million in the same quarter of 2025.
•
Non-GAAP net income was US$13.6 million during the second quarter of 2026, compared to US$7.9 million in the same quarter of 2025.
•
Non-GAAP free cash flow was US$12.7 million during the second quarter of 2026, compared to US$7.1 million in the same quarter of 2025.
•
As of June 30, 2026, our total headcount was 1,102, decreasing 3.9% QoQ and 14.1% YoY.
•
During the second quarter of 2026, 6.2 million Class A common shares had been repurchased pursuant to the share buyback program at an average price of US$3.76 per share for a total cost of US$23.2 million.

Second Quarter 2026 Commercial Highlights:

New customers who initiated their operations with us, among others:

•
Di Santinni and Dolce & Gabbana in Brazil;
•
Grupo Ramos in the Dominican Republic;
•
Indurama in Ecuador;
•
Gigatron in Serbia;
•
Iberdrola in Spain; and
•
Acron Aviation in the US.

Existing customers expanding their operations with us by opening new online stores, among others:

•
C&A launched the ACE operations in Brazil, its first independent brand with standalone stores.
•
Grupo Nazan migrated its B2B operations in Mexico to VTEX, building on its B2C success;
•
OBI expanded into Poland, adding to its operations in Austria, Germany and Italy;
•
Panasonic launched a B2B operation in Brazil, adding to its B2C operation with VTEX; and
•
STIHL expanded into Argentina, adding to its operations in Brazil and Mexico.

Customers adopting or expanding their use of the VTEX product suite included, among others:

•
Angeloni expanded its relationship with VTEX by implementing the VTEX CX Platform in Brazil;
•
Fast Shop expanded its relationship with VTEX by implementing the VTEX CX Platform in Brazil;
•
Olímpica expanded its relationship with VTEX by becoming a VTEX Ads Platform publisher in Colombia; and
•
Whirlpool expanded its relationship with VTEX by becoming a VTEX Ads Platform advertiser in Brazil.

Second Quarter 2026 Operational Highlights:

We innovate aligned with our guiding principles. We express our brand through the success of our customers. VTEX key operational highlights this quarter are:

•
Acron Aviation, a specialized provider in the US aviation industry, partnered with VTEX to digitalize two distinct and highly specialized commercial operations, launching separate, purpose-built storefronts on a unified platform. The primary goal was to create dedicated digital channels for its complex service and parts offerings. For its data intelligence division, Acron launched "Avionics Hub," a portal where clients can order and manage "Express Readout" services, a sophisticated offering that analyzes flight recorder data to speed up maintenance diagnostics. Simultaneously, for its Avionics aftermarket division, it launched "Skyparts," a B2B ecommerce store providing direct access to a catalog of re-certified, out-of-production aircraft components. By leveraging VTEX's flexible architecture, Acron Aviation successfully deployed two unique commerce experiences tailored to different customer needs, one focused on selling specialized technical services and the other on transacting complex, used parts. This strategy established a scalable and efficient digital foundation to serve the diverse needs of the aviation maintenance and repair industry.
•
Angeloni, a leading Brazilian retail group, implemented the VTEX CX Platform to elevate the customer experience across its diverse brands, including Angeloni Eletro, Super, and Divvino. By centralizing its customer service on WhatsApp with a suite of AI Agents, the company now automates approximately 65% of inquiries, achieving an exceptional customer satisfaction score of 4.89 out of 5. The most significant financial impact was driven by automated abandoned cart campaigns, which generated a consolidated 10.7x ROI in the first five months of 2026 and represented 3% of the site's total sales. Additionally, the AI-powered Concierge tool contributed a further 2% to total site sales. With VTEX, Angeloni has transformed its customer service into a scalable and profitable engine, delivering a consistent, high-quality experience across its distinct business units.
•
Dolce&Gabbana do Brasil, the Brazilian subsidiary of the global luxury leader, partnered with VTEX to launch the brand's first-ever official ecommerce channel in the country, creating a digital flagship that mirrors its premium in-store experience. The primary goal was to establish a direct-to-consumer channel with full control over the customer journey, moving beyond third-party marketplaces. Leveraging VTEX's composable architecture and FastStore front-end framework, Dolce&Gabbana do Brasil implemented a sophisticated ship-from-store model, transforming 15 of its physical boutiques into local fulfillment hubs. The platform seamlessly integrates with DG's existing POS system to ensure real-time inventory synchronization across its Brazilian store network, a critical component for preventing stockouts and ensuring a reliable luxury experience. With VTEX, Dolce&Gabbana do Brasil successfully translated its renowned physical retail excellence into a powerful and scalable digital channel, establishing a new benchmark for luxury ecommerce operations in Brazil.
•
Farmacity, one of Argentina's leading health, beauty, and wellness retail chains, partnered with VTEX Ads to build and scale its retail media program from the ground up, successfully monetizing its high-intent digital audience. In its first year, Farmacity transitioned the program from a launch phase to a mature, highly efficient operation, scaling its on-site ad investment by 2.4 times. This growth was driven by improved performance, not just increased traffic, as the platform's conversion rate grew by over 70% while the number of active advertisers doubled. Leveraging the VTEX Ads platform, Farmacity expanded its monetized catalog from two to five complete verticals, and is now extending its strategy into an omnichannel model by piloting in-store media. With VTEX Ads, Farmacity has successfully established a scalable, high-margin retail media business and is creating a unified advertising experience across its physical and digital channels.
•
Grupo Nazan, one of Mexico's leading footwear distributors, expanded its partnership with VTEX to migrate its extensive B2B operation from a legacy platform, unifying its entire digital ecosystem on a single, agile foundation. The primary goal was to overcome the technical limitations of their previous system and establish a scalable platform for their unified commerce strategy. Leveraging

VTEX's composable architecture, Grupo Nazan implemented a sophisticated solution that integrates seamlessly with its complex network of enterprise systems — handling order orchestration, catalog and pricing, and custom loyalty and discount programs — and unifying omnichannel inventory across its entire operation to ensure real-time product availability. Through the power and efficiency of the VTEX checkout, the company has streamlined the wholesale purchasing journey, significantly reducing friction at the most critical stage of the transaction. This strategic migration empowers Grupo Nazan to manage its 200,000 active B2B clients through a modern, high-performance portal while also enabling new channels like in-store kiosks and social selling, creating a robust and future-proof foundation for its continued market leadership.
•
Grupo Ramos, one of the largest retail groups in the Dominican Republic, partnered with VTEX to transform its flagship supermarket brand, La Sirena, into a full-fledged omnichannel operation. The goal was to replace a limited legacy ecommerce site with a scalable, modern platform capable of supporting a complex, multi-store fulfillment strategy. Leveraging VTEX's composable architecture, Grupo Ramos implemented a sophisticated marketplace model where each physical La Sirena store operates as an individual white-label seller, managing its own inventory and delivery zones. This structure enabled the launch of multiple delivery options, including express delivery, scheduled delivery, and in-store pickup, all orchestrated through VTEX's native Pick and Pack solution and integrated with last-mile provider SimpliRoute. With VTEX, Grupo Ramos successfully built a robust digital foundation that unifies its physical store network into a cohesive and efficient ecommerce operation, providing customers with a seamless, omnichannel grocery shopping experience.
•
Gigatron, a leading Serbian electronics retailer, migrated its full digital catalog to VTEX to modernize its commerce core without disrupting its existing headless enterprise architecture. The primary goal was to replace its legacy backend with a more robust, scalable engine while preserving its flexible frontend and internal operational orchestration. By establishing VTEX as its new commerce backbone for catalog, search, checkout, and OMS, Gigatron achieved a pragmatic modernization that seamlessly integrated with its surrounding enterprise systems. The platform's strong extensibility empowered Gigatron's internal engineering team to build and maintain custom applications, successfully supporting a complex, localized launch featuring dynamic pricing, localized payment methods, and sophisticated promotional structures. With VTEX, Gigatron has successfully upgraded its headless commerce foundation, securing the agility and scalability needed for future growth without the operational cost of a full systemic rebuild.
•
Sanofi, a global pharmaceutical leader, leveraged VTEX Ads to execute a continuous, data-driven retail media strategy across multiple pharmacy channels, connecting with high-intent consumers at critical moments in their purchase journey. Through consistent monitoring and weekly optimizations, the platform successfully balanced brand visibility with performance, generating sales across 96 campaigns and achieving a strong return on ad spend (ROAS) above 7x. With VTEX Ads, Sanofi transformed its retail media investment into a powerful, measurable engine for sales growth and enhanced its portfolio's presence in strategic digital environments.

Business Outlook

We continue to advance our AI-native commerce vision through tangible product innovation and remain focused on our growth drivers — Global Expansion, B2B, Ads, and AI — while deploying technology to reaccelerate performance for both VTEX and our customers.

Despite a volatile macro environment, our disciplined execution supports improving profitability and sustained investment in R&D. We are encouraged by the quality of new customer additions, continued expansion within our base, and our strong positioning with global enterprises, reinforcing our confidence in long-term growth and value creation.

Our updated outlook reflects weaker consumption trends in Brazil in June and July and the continued customer-mix shift toward larger enterprise accounts. It assumes a modest improvement in FX-neutral subscription revenue growth in the fourth quarter, supported by less demanding year-over-year comparisons and an increasing contribution from our growth drivers.

For the third quarter of 2026, we are targeting:

•
Subscription revenue to grow at an approximately flat percentage rate on an FX-neutral year-over-year basis;
•
Gross profit to grow at a low-single digit percentage rate on an FX-neutral year-over-year basis;
•
Non-GAAP income from operations to be in the low-twenties percentage margin; and
•
Free cash flow to be in the low-twenties percentage margin.

For the full year 2026, we are now targeting:

•
Subscription revenue to grow at a low-single digit percentage rate on an FX-neutral year-over-year basis;
•
Gross profit to grow at a mid-single digit percentage rate on an FX-neutral year-over-year basis;
•
Non-GAAP income from operations to be in the low-twenties percentage margin; and
•
Free cash flow to be in the low-twenties percentage margin.

Assuming FX rates remain broadly consistent with July's average rates, the FX-neutral growth guidance outlined above would translate into higher reported USD subscription revenue growth, adding approximately 7.0 percentage points in the third quarter and 8.1 percentage points for the full year 2026.

The business outlook provided above constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond VTEX’s control. See the cautionary note regarding “Forward-Looking Statements” below. Fluctuations in VTEX’s operating results may be particularly pronounced in the current economic environment. There can not be an assurance that VTEX will achieve these results.

The following table summarizes certain key financial and operating metrics for the six months ended June 30, 2026 and 2025.

	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2026	2025	2026	2025
GMV	5,700.5	4,840.3	10,784.6	9,182.1
GMV growth YoY FXN (1)	7.0%	13.6%	6.9%	15.3%
Subscription Revenue	63.8	57.2	123.8	109.8
Subscription Revenue growth YoY FXN (1)	1.3%	11.2%	2.7%	13.0%
Non-GAAP subscription gross profit (2)(4)	52.2	45.7	101.0	87.3
Non-GAAP subscription gross profit margin (3)(4)	81.8%	79.9%	81.6%	79.5%
Non-GAAP income from operations (4)	13.8	8.5	24.4	13.8
Non-GAAP net income (4)	13.6	7.9	21.7	13.2
Total number of employees	1,102	1,283	1,102	1,283

(1)
Calculated by using the average monthly exchange rates for the applicable months during 2025, adjusted by inflation in countries with hyperinflation, and applying them to the corresponding months in 2026, as applicable, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.
(2)
Corresponds to our subscription revenues minus our subscription costs.
(3)
Corresponds to our subscription gross profit divided by subscription revenues.
(4)
Reconciliation of non-GAAP metrics can be found in tables below.

Conference Call and Webcast

The conference call may be accessed by dialing +1-833-461-5787 (Conference ID –210398135–) and requesting inclusion in the call for VTEX.

The live conference call can be accessed via audio webcast at the investor relations section of the Company's website, at https://www.investors.vtex.com/.

An archive of the webcast will be available for one week following the conclusion of the conference call.

Definition of Selected Operational Metrics

“Customers” means companies ranging from small and medium-sized businesses to larger enterprises that pay to use VTEX’s platform.

“GMV” means the total value of customer orders processed through our platform, including value-added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions.

“FX Neutral” or “FXN” means a way of using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what results would have been had exchange rates remained stable from one year to the next.

“Stores” or “Active Stores” means the number of unique domains generating gross merchandise value. Each customer might have multiple stores.

Special Note Regarding non-GAAP financial metrics

For investor convenience, this document presents certain non-GAAP financial measures. We regularly assess other metrics that are not in accordance with U.S. generally accepted accounting principles (“GAAP”) and are defined as non-GAAP financial measures by the SEC. These measures help us evaluate our business, track performance, prepare financial forecasts, and make strategic decisions. The key metrics we consider include non-GAAP subscription gross profit, non-GAAP income from operations, non-GAAP net income, free cash flow, and FX Neutral measures.

These non-GAAP financial measures, which may differ from similarly titled non-GAAP measures used by other companies, provide supplemental insights into our operating performance. They exclude certain gains, losses, and non-cash charges that occur infrequently or that management considers unrelated to our core operations.

Reconciliation of non-GAAP measures

The following table presents a reconciliation of our non-GAAP subscription gross profit to subscription gross profit for the following periods:

	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2026	2025	2026	2025
Subscription revenue	63.8	57.2	123.8	109.8
Subscription cost	(11.7)	(11.6)	(22.8)	(22.7)
Subscription gross profit	52.1	45.7	101.0	87.2
Share-based compensation	0.0	0.1	0.1	0.2
Non-GAAP subscription gross profit	52.2	45.7	101.0	87.3
Non-GAAP subscription gross margin	81.8%	79.9%	81.6%	79.5%

The following table presents a reconciliation of our non-GAAP S&M expenses to S&M expenses for the following periods:

	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2026	2025	2026	2025
Sales & Marketing expense	(15.5)	(17.4)	(32.2)	(34.3)
Share-based compensation expense	0.7	1.1	1.5	1.9
Amortization related to acquisitions	0.4	0.4	0.8	0.8
Earn out expenses related to acquisitions	—	0.0	—	0.3
Non-GAAP Sales & Marketing expense	(14.3)	(16.0)	(29.9)	(31.3)

The following table presents a reconciliation of our non-GAAP R&D expenses to R&D expenses for the following periods:

	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2026	2025	2026	2025
Research & Development expense	(17.9)	(15.4)	(35.2)	(30.3)
Share-based compensation expense	0.9	1.3	2.1	2.4
Amortization related to acquisitions	0.2	0.2	0.3	0.3
Earn out expenses related to acquisitions	—	0.0	—	0.2
Non-GAAP Research & Development expense	(16.8)	(13.9)	(32.7)	(27.5)

The following table presents a reconciliation of our non-GAAP G&A expenses to G&A expenses for the following periods:

	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2026	2025	2026	2025
General & Administrative expense	(8.8)	(9.0)	(16.9)	(18.1)
Share-based compensation expense	1.8	2.4	3.9	4.9
Amortization related to acquisitions	0.0	0.0	0.0	0.0
Non-GAAP General & Administrative expense	(7.0)	(6.7)	(13.1)	(13.2)

The following table presents a reconciliation of our non-GAAP income from operations to income (loss) from operations for the following periods:

	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2026	2025	2026	2025
Income from operations	9.7	2.9	15.5	2.7
Share-based compensation expense	3.5	5.0	7.7	9.6
Amortization related to acquisitions	0.6	0.6	1.2	1.0
Earn out expenses related to acquisitions	—	—	—	0.5
Non-GAAP income from operations	13.8	8.5	24.4	13.8

The following table presents a reconciliation of our non-GAAP net income to our net income provided for the following periods:

	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2026	2025	2026	2025
Net income	10.0	3.0	14.1	3.8
Share-based compensation expense	3.5	5.0	7.7	9.6
Amortization related to acquisitions	0.6	0.6	1.2	1.0
Earn out expenses related to acquisitions	—	—	—	0.5
Income taxes related to non-GAAP adjustments	(0.6)	(0.7)	(1.3)	(1.7)
Non-GAAP net income	13.6	7.9	21.7	13.2

The following table presents a reconciliation of our free cash flow to net cash provided by operating activities for the following periods:

	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2026	2025	2026	2025
Net cash provided by operating activities	12.9	7.3	26.3	14.0
Acquisitions of property and equipment	(0.2)	(0.1)	(0.2)	(0.2)
Free Cash Flow	12.7	7.1	26.0	13.8

The following table sets forth the FX neutral measures related to our reported results of the operations for the three months ended June 30, 2026:

	As Reported			FXN	As Reported	FXN
(in millions of US$, except as otherwise indicated)	2Q26	2Q25	% Change	2Q26	2Q25	% Change
Subscription revenue	63.8	57.2	11.4%	58.0	57.2	1.3%
Services revenue	0.6	1.5	(61.7%)	0.6	1.5	(63.4%)
Total revenue	64.4	58.8	9.5%	58.5	58.8	(0.4%)
Gross profit	51.7	45.3	14.2%	46.3	45.3	2.2%
Income from operations	9.7	2.9	231.7%	7.7	2.9	165.5%

The financial information in this press release has not been audited. Numbers have been calculated using whole amounts rather than rounded amounts. This might cause some figures not to total due to rounding.

About VTEX

VTEX (NYSE: VTEX) is the AI-native commerce suite designed for CIOs and CEOs, focused on driving operational efficiency. Evolving from software into a connected platform, VTEX unifies a multi-product ecosystem—comprising a Commerce platform (VTEX Commerce Platform), an Ads platform (VTEX Ads Platform), and an AI conversational platform (VTEX CX Platform)—to deliver solutions such as B2C Omnichannel, B2B commerce, agent-assisted customer service, WhatsApp Store, distributed OMS, marketplace enablement, and advertising solutions. This architecture enables brands and retailers to eliminate friction, orchestrate operations, and accelerate profitable growth.

Trusted by approximately 2,200 customers—including Carrefour, Colgate, OBI, Stanley Black & Decker, KitchenAid, Whirlpool, and Electrolux—across 44 countries, VTEX brings the best of Brazilian engineering to the global market. For more information, visit www.vtex.com.

Forward-looking Statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended. Statements contained herein that are not clearly historical in nature, including statements about the VTEX strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project,” “target” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements.

VTEX may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, or the SEC, in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the VTEX’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond VTEX’s control. A number of factors and risks could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in VTEX filings with the SEC.

As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This announcement may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information.

VTEX

Condensed consolidated interim statements of operations

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Subscription revenue	63,798	57,248	123,760	109,828
Services revenue	591	1,542	1,325	3,127
Total revenue	64,389	58,790	125,085	112,955
Subscription cost	(11,650)	(11,597)	(22,782)	(22,677)
Services cost	(1,025)	(1,916)	(2,138)	(4,019)
Total cost	(12,675)	(13,513)	(24,920)	(26,696)
Gross profit	51,714	45,277	100,165	86,259
Operating expenses
General and administrative	(8,766)	(9,025)	(16,946)	(18,060)
Sales and marketing	(15,471)	(17,441)	(32,242)	(34,288)
Research and development	(17,933)	(15,416)	(35,181)	(30,284)
Other income (losses)	116	(482)	(292)	(911)
Income from operations	9,660	2,913	15,504	2,716
Other income (expense), net	1,667	888	(95)	2,525
Income before income tax	11,327	3,801	15,409	5,241
Total income tax	(1,300)	(815)	(1,331)	(1,394)
Net income for the period	10,027	2,986	14,078	3,847
Less: net loss attributable to non-controlling interest	(10)	(8)	(20)	(5)
Net income attributable to controlling shareholders	10,037	2,994	14,098	3,852
Earnings per share
Basic earnings per share	0.060	0.016	0.083	0.021
Diluted earnings per share	0.058	0.016	0.080	0.020

VTEX

Condensed consolidated interim balance sheets

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	June 30, 2026	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents	15,451	15,744
Marketable securities	170,512	176,357
Trade receivables	58,309	61,601
Recoverable taxes	6,597	6,716
Deferred commissions	2,081	2,021
Prepaid expenses and other current assets	5,494	5,066
Total current assets	258,444	267,505

Non-current assets
Equity investments	9,649	9,649
Trade receivables	3,359	6,218
Deferred tax assets	13,019	11,765
Recoverable taxes	5,753	5,050
Deferred commissions	4,420	5,025
Prepaid expenses and other non-current assets	1,390	1,151
Right-of-use assets	6,959	2,751
Property and equipment, net	3,064	3,245
Intangible assets, net	7,109	7,949
Goodwill	27,296	26,324
Total non-current assets	82,018	79,127
Total assets	340,462	346,632

VTEX

Condensed consolidated interim balance sheets

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	June 30, 2026	December 31, 2025
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	34,962	36,216
Taxes payable	5,517	7,263
Lease liabilities	2,117	1,635
Deferred revenue	39,259	37,931
Other current liabilities	6,895	4,918
Total current liabilities	88,750	87,963

Non-current liabilities
Accounts payable and accrued expenses	2,680	3,602
Taxes payable	144	161
Lease liabilities	4,978	1,249
Accounts payable from acquisition of subsidiaries	1,640	1,449
Deferred revenue	15,898	17,743
Deferred tax liabilities	480	589
Other non-current liabilities	1,936	317
Total non-current liabilities	27,756	25,110
EQUITY
Common stock: $0.0001 par value, 2,100,000,000 shares authorized Class A: 87,385,586 and 92,576,749 issued; 87,285,403 and 92,576,749 outstanding. Class B: 78,046,730 and 80,416,730 issued and outstanding	17	17
Additional paid-in capital	296,237	321,976
Accumulated other comprehensive income	3,335	1,307
Accumulated losses	(75,706)	(89,804)
Equity attributable to VTEX’s shareholders	223,883	233,496
Non-controlling interests	73	63
Total shareholders’ equity	223,956	233,559
Total liabilities and equity	340,462	346,632

VTEX

Condensed consolidated interim statements of cash flows

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Six months ended
	June 30, 2026	June 30, 2025
Income for the period	14,078	3,847
Adjustments for:
Depreciation and amortization	1,740	1,547
Deferred income tax	(844)	1,324
Gain (loss) on disposal of rights of use, property, equipment, and intangible assets	(66)	7
Expected credit losses from trade receivables	884	843
Share-based compensation	7,155	8,749
Gain on investments and other financial instruments, net	(1,683)	(8,183)
Others and foreign exchange, net	2,004	4,222
Change in operating assets and liabilities
Trade receivables	7,931	3,475
Recoverable taxes	(204)	1,030
Prepaid expenses and other assets	125	(894)
Accounts payable and accrued expenses	(2,499)	574
Operating leases	(919)	(783)
Taxes payable	(2,073)	(1,650)
Deferred revenue	(2,247)	(645)
Other liabilities	2,890	489
Net cash provided by operating activities	26,272	13,952
Cash flows from investing activities
Purchase of marketable securities and equity investments	(22,215)	(107,979)
Sales and maturities of marketable securities and equity investments	31,131	119,455
Acquisition of subsidiaries net of cash acquired	—	(3,678)
Acquisitions of intangible assets	(480)	—
Acquisitions of property and equipment	(244)	(200)
Derivative financial instruments	(1,666)	478
Other investing activities	(97)	—
Net cash provided by investing activities	6,429	8,076
Cash flows from financing activities
Proceeds from the exercise of stock options	744	223
Net-settlement of share-based payment	(785)	(1,427)
Buyback of shares	(32,925)	(18,911)
Acquisition of subsidiary noncontrolling interest	(438)	(164)
Payment of loans and financing	—	(47)
Net cash used in financing activities	(33,404)	(20,326)
Net increase (decrease) in cash and cash equivalents	(703)	1,702
Cash and cash equivalents, beginning of the period	15,744	18,673
Effect of exchange rate changes	410	966
Cash and cash equivalents, end of the period	15,451	21,341
Supplemental cash flow information:
Cash (paid) refunded for income taxes	200	299
Non-cash transactions:
Lease liabilities arising from obtaining right-of-use assets and remeasurement	5,453	938
Unpaid amount related to business combinations	191	507
Unpaid amount related to intangible assets acquisitions	146	1,446
Transactions with non-controlling interests	28	12

Contact

Julia Vater Fernández

VP of Investor Relations

investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 6, 2026

VTEX

By: /s/ Ricardo Camatta Sodre

Name: Ricardo Camatta Sodre

Title: Chief Financial Officer